Mail Stop 4561

      September 16, 2005


By U.S. Mail and Facsimile to (312) 706-8180

David A. Marple
Residential Capital Corporation
8400 Normandale Lake Boulevard
Minneapolis, Minnesota 55437

Re:	Residential Capital Corporation
	Amendment No. 1 to Registration Statement on Form S-4
      Filed September 2, 2005
	File No. 333-126640

	Amendment No. 1 to Registration Statement on Form 10
	Filed September 2, 2005
	File No. 000-51438

Dear Mr. Marple:

      We have reviewed your amendments and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






General

1. As previously requested, please provide the staff with the representations in the Shearman & Sterling no-action letter from Residential Capital. The transmittal letter accompanying the initial letter contained the representations from the Morgan Stanley letter.

Exhibit 5

2. The legal opinion assumes legal conclusions involving Nevada, Michigan, and Pennsylvania law. Either delete the next-to-last paragraph in your opinion, or file the local opinions that you are relying on.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Donald Walker, Senior Assistant Chief Accountant, at
(202) 551-3490 if you have questions regarding accounting-related matters. Please contact Gregory Dundas at (202) 551-3436 or me at
(202) 551-3698 with any other questions.

						Sincerely,



						Mark S. Webb
						Legal Branch Chief

cc:	Philip J. Niehoff, Esq.
	Mayer, Brown, Rowe & Maw LLP
	71 South Wacker Drive
	Chicago, Illinois 60606

??

??

??

??

Residential Capital Corporation
David A. Marple
September 16, 2005
Page 3